EXHIBIT 3.1

CERTIFICATE OF AMENDMENT
TO THE

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

ZAP

The undersigned, Steven Schneider, hereby certifies that:

1.	He is the duly elected and acting Co-Chief Executive Officer and Secretary of ZAP, a California corporation (the “Corporation”).

2.	Article III, paragraph (1) of the Amended and Restated Articles of Incorporation of the Corporation is amended and restated to read in full as follows:

“1. Common Stock: The Corporation may issue 800,000,000 shares of Common Stock. Each share of Common Stock shall entitle the holder thereof to one (1) vote on each matter submitted to a vote of the shareholders.”

3.	The foregoing amendment has been approved by the Board of Directors of the Corporation in accordance with Section 902 of the California Corporations Code and the Bylaws of the Corporation.

4.
The foregoing amendment was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 902 and 903 of the California Corporations Code and the Bylaws of the Corporation.

5.
The total number of outstanding shares entitled to vote with respect to the foregoing amendment was 218,668,760 shares of Common Stock, which are issued and outstanding on the record date. The number of shares of Common Stock voting in favor of the foregoing amendment equaled or exceeded the vote required. The vote required was a majority of the outstanding shares of Common Stock. The Corporation has no outstanding shares of Preferred Stock.

The undersigned certifies under penalty of perjury under the laws of the State of California, that the matters set forth in this Certificate are true and correct of his own knowledge.

Executed at Santa Rosa, California on June 22, 2011.

/s/ Steven Schneider
Steven Schneider Co-Chief Executive Officer and Secretary